MAIL STOP 0511

									January 11, 2005

Mr. Greg Crowe, President
Entree Gold Inc.
Suite 1450, 650 West Georgia Street
Vancouver, British Columbia
V6B 4N7  CANADA

Re:	Entree Gold Inc.
      Registration Statement on Form 10-SB
File No. 0-50982
      Amendment filed December 9, 2004

Dear Mr. Crowe,

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the page references in your table of contents.

2. The type-size of all footnotes in the filing should conform with the body of the document. See 420(a) of Regulation C.


Risks Associated With Our Common Stock, p. 18

3. Please correct the page reference on page 19 to the section entitled "Market for Common Equity and Related Stockholder
Matters."

4. The reference to "the date on the front of this registration statement" is unclear. Registration statements do not carry a date.
Please clarify or delete the reference.

Security Ownership of Certain Beneficial Owners and Management, p.
32
5. Please include disclosure of the voting arrangements with Ivanhoe
Mines Ltd. per Part 2.8 of the Equity Participation Agreement.

6. Ivanhoe will beneficially own 17% of the outstanding shares upon exercise of warrants which are immediately exercisable. Please revise the information in the table accordingly.

7. Footnote (9) is not sufficient regarding the beneficial ownership of these shares. The principal owners of Ivanhoe Mines are the beneficial owners of the shares and their names should be disclosed.

8. Disclosure of beneficial owners of 5% or more is required by Item
403 of Regulation S-B. Those persons may not "object" to this requirement. Please revise. Additionally, pursuant to telephone discussions with counsel, please provide the staff with supplemental information with respect to the basis, legal or otherwise, for CDS &
Co.`s withholding beneficial shareholder information from you. We may have further comment.

Executive Compensation, p. 37
9. Please update the disclosure to include the 2004 fiscal year.

Certain Relationships and Related Transactions, p. 39
10. Please define "escrow shares" and explain the terms of the agreement(s).

11. Loans and accounts due from or to related parties should be included.

Recent Sales of Unregistered Securities, p. 53
12. Please reconcile your disclosure with respect to the Company`s status as a British Columbia or Yukon entity in the paragraph that begins "On October 22, 2003 we issued 100,000 of our common shares and 335,294 agent`s share purchase warrants..." with other paragraphs discussing sales on October 22, 2003.

Financial Statements
General

13. We read your response to our prior comment 31; however, we have not arrived at the same conclusion. The guidance you have cited (paragraphs 25 - 28, SFAS 7) relates to the accounting for costs incurred uniquely in the extractive industries. The accounting recognition for such costs is outside the scope of SFAS 7 (see paragraph 28). The reporting requirements of SFAS 7, however, are applicable and it does not appear that you are outside the scope of such guidance (see paragraph 5). Therefore, we are reissuing our initial comment. If you are a development stage enterprise as contemplated by SFAS 7, please revise the financial statements to include all necessary disclosures as required by paragraph 11.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 942-1808 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or Don Rinehart, who supervised the review of your filing, at (202) 942-4622.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Ethan Minsky
	Fax (604) 687-6314



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Entree Gold Inc.
January 11, 2005
Page 1